The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


SEC MAIL PROCESSING
RECEIVED
AUG 08 2003
WASH, D.C.
155
SECTION


03029173

RETURN RECEIPT REQUESTED

August 07, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding the Summary of Status Report on the Plan for Restoring Sound Management

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 8/11

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name : Naoya Takeuchi
Title: Joint General Manager


SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2003
WASH. D.C. 155 SECTION

Summary of Status Report

on the Plan for Restoring Sound Management

The Sumitomo Trust and Banking Co., Ltd.

August 2003

August 7, 2003

The Sumitomo Trust & Banking Co., Ltd.

Summary of Status Report on the Plan for Restoring Sound Management

Summary of Results for FY2002 of Sumitomo Trust and Banking (the Bank)

(Profit and Loss)

During FY2002, the Bank had been focused on minimizing downside risks through disposition of non-performing loans and unwinding of cross shareholdings in a proactive manner while increasing cash reserves for potential credit costs. As a result, the Bank's non-performing loan ratio (risk managed loan basis) against total loan amount fell to 3.7%. The stock portfolio of the Bank was also diminished by 40% down to approximately 590 billion yen (cost basis), and the Bank fulfilled the government requirement to make the total amount of cross shareholdings lower than Tier I capital earlier than the target schedule. On the other hand, due to continuous deflationary environment and the stock price decline, the net operating losses and net losses were 68.3 billion yen and 56.5 billion yen, respectively, which were lower than the targets defined in the "Plan for restoring sound management" (the "Plan" thereafter) by 124.3 billion yen (222.1%) and 90.1 billion yen (268.2%).

However, net business profit reached to 158.8 billion yen, which was 12.8 billion yen (8.8%) larger than the target in the Plan. The ROE (Net business profit before credit cost / Capital account) was 23.36%, 3.22% higher than the projection in the Plan.

Total credit cost for FY2002 was 85.9 billion yen that consisted of 20.3 billion yen of trust account credit cost and 65.5 billion yen of banking account credit cost including 5.1 billion yen of net transfer to general reserve. The total credit cost exceeded the projection in the Plan, which was 80 billion yen, due to a proactive final disposal of non-performing loans, re-classification of debtors in a stricter manner, and the application of more conservative calculation method for cash reserves. For example, the Bank raised the cash reserve ratio for special mention debtors excluding substandard debtors from 3.0% as of September 2002 to 5.6% as of March 2003. Although the total credit cost for FY2002 was larger than the projection, the total credit cost has been decreasing year by year steadily, and it amounted approximately half of net business profit before credit cost in FY2002.

Losses related to stock portfolio amounted to 127.7 billion yen with 100.9 billion yen of devaluation losses in addition to higher losses on sales than the projection. The Bank also reported 57.4 billion yen of extraordinary losses due to transfer of a portion of its stock portfolio to employee retirement benefit trust, for compensating the shortfall of its pension

fund.

A deferred tax asset for the Bank at the end of Mar. 2003 was 266.8 billion yen. The Bank reviewed stringently its 5-year taxable income projection to ensure the collectability of deferred tax assets, resulting to post all of them in capital account.

Net business profit before credit costs increased by 8.6 billion yen or 5.7% compared to that for FY2001 mainly due to 3.5 billion yen increase of gross profit before trust account credit cost and 5.1 billion yen decrease of expenses in accordance with rationalization. The main reason for the increase of gross profit before trust account credit cost was attributed to larger net interest income thanks to sharp drop of interest rates in both domestic and foreign markets.

Trust fee income from fiduciary services went down slightly in line with contracting market value of entrusted assets. Net fee income dropped by 3.7 billion yen compared to last fiscal year. After adjusting outsourcing fees paid to JTAS, the Bank still maintains up-trend in fee revenue contributed mainly by securitization business and businesses relating to lending transactions.

(Unrealized gain/loss of securities portfolio / BIS capital adequacy ratio)

Unrealized loss for securities portfolio was 19.8 billion yen as of March 31, 2003 after 54.5 billion yen of improvement in stock portfolio during 2nd half FY2002.

Although Tier I capital of the Bank decreased due to the net loss, through subordinated debt issued and reduction of risk assets with proactive unwinding of cross shareholdings, the Bank could keep its BIS capital adequacy ratio (consolidated basis) at the level of 10.48% as of March 2003. The Bank paid back 100 billion yen of public fund (subordinated bond) to the government, exercising its call option.

To mitigate financial risks furthermore, the Bank gave highest priority to unwinding of cross shareholdings and sold 325 billion yen of stocks, which was more than the target of 200 billion yen in FY2002. As a result, the remaining stock portfolio as of March 2003 was 525 billion for mark-to-market basis and 590 billion yen for cost basis. The Bank is currently planning to reduce its stock portfolio to approximately 300 billion yen in cost basis.

Summary of Status of the Plan

(Status of Problem Loans)

Total amount of loans classified under the Financial Reconstruction Law (Bankrupt/Practically bankrupt, Doubtful, and Substandard) amounted to 402.2 billion yen for both Banking A/C and principal guaranteed Trust A/C combined, decreasing by 286.8 billion

yen from March 2002, due to proactive approach to disposing of those classified loans.

The final disposition ("off-balancing") of non-performing loans (Bankrupt/Practically bankrupt and Doubtful) resulted in 336.2 billion yen. With respect to non-performing loans that were required to be disposed of by the end of FY2002, nearly 100% of them have already been dealt with, indicating a steady pace of final settlement.

Shown below are "Non-performing Loans Ratio" (Risk-managed loans/Total loans outstanding) and "Credit Costs Ratio" (Total credit costs/Total loans outstanding). Non-performing loans have decreased about 40%, and the credit cost downed to 3.73% as of March 2003. The Credit Costs Ratio shows a steady downward trend, thanks to the adoption of a stricter classification standard.

	Mar. 2001	Mar. 2002	Mar. 2003
Non-Performing Loans Ratio	4.99%	6.34%	3.73%
Credit Costs Ratio	1.38%	0.98%	0.80%

The Bank will seek further soundness of its asset quality through the final disposal and off-balancing of non-performing loans as well as improvements in those ratios mentioned above.

(Credit Business Policy)

In addition to the traditional relationship-based lending business, the Bank has been expanding market-based credit investments on its balance sheet, such as non-recourse loans, asset backed securities, and others.

For FY2002, despite the weak demands for loans, the balance of domestic loans as of March 2003 increased by 118.2 billion yen compared to that of March 2002, and exceeded the annual projection.

The Bank successfully enlarged the loan exposure to small and medium sized enterprises at the end of March 2003 by 20.9 billion yen compared to March 2002.

The Bank has also offered securitization business proactively to meet with corporate customers' various types of financial needs. The Bank dealt with 3.7 trillion yen as of March 2003, 1.4 billion yen larger than that of March 2002.

(Dividends Payment)

The Bank reduced the year-end annual dividends for common stock by 2.00 yen to 3.00 yen per share for FY2002, in order to maintain sufficient retained earnings. The Bank plans to distribute 4.00 yen per share for common stock in FY2003 in lump-sum at the end of the fiscal year.

Financial Highlights (Non-Consolidated)

(in billions of Yen)

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Balance Information:				
Total Asset (Average Balance)	16,207.6	16,530.8	17,470.0	15,633.1
Loans and Bills Discounted	7,844.9	8,490.4	8,870.0	8,838.3
Investment Securities	5,575.3	5,817.0	5,780.0	4,572.1
Trading Assets	439.1	449.4	500.0	292.9
Deferred Tax Assets (Ending Balance)	200.5	246.9	225.5	266.8
Total Liabilities (Average Balance)	15,444.3	15,745.2	16,670.0	14,924.6
Deposits and NCD	7,832.8	9,208.7	8,410.0	9,801.9
Bonds	-	-	-	-
Trading Liabilities	10.5	22.1	10.0	6.8
Deferred Tax Liabilities (Ending Balance)	-	-	-	-
Deferred Tax Liabilities on Revaluation Reserve for Land (Ending Balance)	15.0	2.1	2.1	2.1
Total Stockholders' Equity (Ending Balance)	760.8	651.9	740.5	638.5
Capital Stock	283.9	284.0	286.9	287.0
Capital Surplus	237.4	237.4	240.4	240.4
Legal Retained Earnings	41.8	42.9	44.5	44.5
Retained Earnings Other Than Legal Retained Earnings	174.0	145.5	169.5	79.4
Revaluation Reserve For Land, Net of Tax	23.6	3.4	3.4	3.2
Net Unrealized Gains/Losses of Available-for-Sale Securities, Net of Tax	-	-57.1	0.0	-11.7
Treasury Stock	-	-4.2	-4.2	-4.3
Summary of Financial Results:				
Gross Profits	238.5	247.7	249.8	254.9
Trust Fees	95.8	80.4	91.0	71.3
Trust Fees from Loan Trust and Jointly-Operated Money Trust	75.6	53.1	54.0	41.4
Trust Account Credit Costs (A)	31.5	23.9	20.0	20.3
Interest Income	347.4	329.5	360.0	273.5
Interest Expenses	269.0	221.5	250.0	120.3
Net Fees and Commissions	21.5	22.2	31.0	18.4
Net Gains on Trading	7.1	4.6	6.0	7.6
Others	35.6	32.3	11.8	4.3
Net Capital Gains on Bonds	29.8	25.8	7.0	-0.8
Net Business Profit before Credit Cost (B) + (A) + (C)	144.1	150.2	146.0	158.8
Net Business Profit (before Net Transfer to General Reserve (B) + (C)	112.6	126.2	126.0	138.5
Net Business Profit (Gyomu Jun-eki) (B)	91.5	120.0	126.0	133.4
Net Transfer to General Reserve (C)	21.1	6.2	0.0	5.1
General and Administrative Expenses	125.9	121.4	123.8	116.3
Personnel Expenses	52.4	49.2	48.0	47.4
Non-Personnel Expenses Excluding Taxes	68.2	66.8	69.8	63.9
Banking Account Net Credit Costs	94.1	75.2	60.0	60.4
Net Gains on Stocks	43.6	-110.1	-10.0	-127.7
Losses on Devaluation of Stocks	30.2	108.9	10.0	100.9
Net Operating Income	72.9	-67.6	56.0	-68.3
Extraordinary Income	24.3	8.4	0.0	26.6
Extraordinary Expense	13.0	5.7	1.0	62.9
Income Taxes	0.1	0.1	0.0	0.1
Deferred Income Tax	41.5	-22.9	21.4	-48.3
Net Income	42.6	-42.2	33.6	-56.5
Cash Dividends:				
Profit available for Dividend (in billions of Yen)	163.1	78.3	163.5	61.2
Dividend (in billions of Yen)	10.8	7.9	9.4	5.1
Dividend per Common Share (Yen)	7.00	5.00	6.00	3.00
Dividend Ratio (preferred stock for public fund)	0.76	0.76	0.76	0.76
Dividend Payout Ratio (%)	25%	-	27%	-

(%)

Managerial Index: Yield rates and margins are on three major accounts basis.

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection (Note 4)	Mar. 2003 Actual
Average Yield on Interest-earning Assets	2.35	2.14	2.19	1.88
Loans and Bills Discounted	1.95	1.62	2.12	1.53
Bonds	2.80	3.01	2.64	2.75
Average Yield on Interest-bearing Liabilities	2.19	1.91	2.02	1.42
Deposits (including NCD) (D)	0.74	0.58	0.74	0.32
Expense Ratio	0.87	0.84	0.95	0.85
Personnel Expense Ratio	0.36	0.34	0.37	0.34
Ratio of Expense other than Personnel Expense	0.47	0.46	0.51	0.47
Interest Spread (A)-(C)	0.16	0.23	0.16	0.46
Interest Spread on Loans/Deposits (B)-(D)-(E)	0.33	0.20	0.42	0.34
<Gross Interest Spread on Loans/Deposits (B) - (D)>(Note 1)	<1.21>	<1.04>	<1.38>	<1.20>
Non-Interest Income Ratio	67.12	56.39	55.96	39.89
OHR (Expenses/ Gross Profit before Trust Account Credit Cost)		44.69		42.26
ROE [Net Business Profit before Credit Cost / Stockholders' Equity (Average balance)] (Note 2)	19.40	20.43	20.14	23.36
ROA [Net Business Profit before Credit Cost / Total Assets in Banking Account (Average balance)]	0.88	0.90	0.83	1.01
ROA [(Net Business Profit before Credit Cost) - (Net Capital Gains on Bonds) - (Dividends of subsidiaries)] / [(Total Assets in Banking Account) - (Liabilities for Acceptance and Guarantee)]		0.74		1.01
Change from the Previous Year				36.49

(Note 1) As costs arising from operations other than commercial lending/borrowing, such as pension businesses, are included in the calculation of the interest spread of trust banks, "Gross Interest Spread" is also shown as a reference.

(Note 2) Figures in Stockholders' are on an average balance after the net of "Net Unrealized Losses of Other Available-for-Sale Securities".

Balance of Principal-Guaranteed Trusts

(in billions of Yen)

Jointly-Operated Money Trusts (ending balance)

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Total Assets	998.5	914.9	1,000.0	971.0
Loans	249.3	243.0	250.0	280.5
Securities	27.0	15.2	30.0	168.3
Others	722.0	656.6	720.0	522.0
Total Liabilities	998.5	914.9	1,000.0	971.0
Principal	997.6	913.5	999.0	968.7
Others	0.8	1.3	1.0	2.2

Loan Trusts (ending balance)

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Total Assets	4,489.6	3,187.9	2,900.0	2,137.9
Loans	2,069.3	1,636.0	1,200.0	1,263.3
Securities	312.6	266.4	300.0	116.5
Others	2,107.6	1,285.4	1,400.0	758.0
Total Liabilities	4,489.6	3,187.9	2,900.0	2,137.9
Principal	4,427.7	3,154.2	2,860.0	2,110.7
Others	61.9	33.6	40.0	27.2

Financial Highlights (Consolidated)

Balance Information (ending balance)	Mar. 2002 Actual	Mar. 2003 Actual
	(in billions of Yen)	
Total Asset	16,704.0	15,779.7
Loans and Bills Discounted	8,922.4	9,143.1
Investment Securities	5,069.8	3,458.2
Trading Assets	515.8	679.9
Deferred Tax Assets	250.3	279.4
Minority Interests	88.2	89.0
Total Liabilities	15,956.0	15,062.8
Deposits, NCD	9,774.0	10,257.4
Bonds	-	-
Trading Liabilities	203.0	330.4
Deferred Tax Liabilities	0.0	0.1
Deferred Tax Liabilities on Revaluation Reserve for Land	3.6	3.7
Stockholders' Equity:	659.6	627.8
Capital Stock	284.0	287.0
Capital Surplus	237.4	240.4
Retained Earnings	195.0	114.1
Revaluation Reserve for Land, Net of Tax	5.8	5.6
Net Unrealized Gains/Losses of Aveilable-for-Sale Securities	-57.0	-11.3
Foreign Currency Translation Adjustment	-1.4	-3.7
Treasury Stock	-4.2	-4.3

Summary of Financial Results:	(in billions of Yen)	
Operating Income	715.8	562.6
Trust Fees	80.4	71.3
Interest Income	329.9	270.6
Fees and Commissions Received	61.0	59.4
Trading Income	5.3	8.0
Other Operating Income	192.1	123.2
Other Income	46.9	29.8
Operating Expenses	772.6	628.8
Interest Expenses	225.0	119.0
Fees and Commissions Paid	24.6	23.3
Trading Expenses	0.6	0.4
Other Operating Expenses	151.1	118.9
General and Administrative Expenses	134.8	135.1
Other Operating Expenses	236.2	231.8
Net Losses on Direct Write-offs	31.8	40.6
Net Transfer to Reserve	56.8	9.6
Net Transfer to General Reserve	5.3	5.0
Net Transfer to Specific Loan Loss Reserve	53.3	4.7
Net Operating Income	-56.7	-66.1
Extraordinary Income	8.4	2.7
Extraordinary Expense	8.1	63.0
Income before Income Taxes	-56.4	-126.4
Income Taxes	4.5	1.0
Diferred Income Taxes	-22.5	-57.4
Minority Interest	3.9	2.9
Net Income	-42.4	-72.9

BIS Capital Adequacy Ratio

(Non-Consolidated basis)

(in billions of Yen)

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Capital	281.8	284.0	286.9	287.0
Common Stocks	231.8	234.0	236.9	237.0
Preferred Stock (non-cumulative) (Note 1)	50.0	50.0	50.0	50.0
Preferred Securities (Note 2)	83.0	83.0	83.0	83.0
Capital Surplus	237.4	237.4	240.4	240.4
Legal Retained Earnings	41.8	42.9	46.3	45.6
Net Unrealized Gain/Loss of Aveilable-for-Sale Securities, Net of Tax	-	-57.1	0.0	11.7
Voluntary Reserves	127.8	159.8	129.8	68.8
Net Income Carry-forward	40.7	-26.5	28.5	4.4
Treasury Stock	-	-	-4.2	-4.3
Others	-	-	-	-
Tier I	812.6	723.5	810.8	713.2
(Tax Effect Amount of which)	(200.5)	(246.9)	(225.5)	(266.8)
Preferred Stock (cumulative)	-	-	-	-
Preferred Securities	-	-	-	-
Perpetual Subordinated Bonds (Note 3)	164.5	164.5	64.5	29.5
Perpetual Subordinated Loans	-	35.0	-	75.0
Unrealized Gains of Securities(55% discounted)	-	-	-	-
Revaluation Surplus on Land(55% discounted) (Note 4)	17.4	2.5	2.5	2.4
General Reserve	76.1	82.3	76.1	87.5
Others (Note 5)	6.1	6.0	-	0.0
Upper Tier II	264.2	290.4	143.2	194.5
Fixed-Term Subordinated Debt (Note 6)	280.4	268.5	330.0	275.8
Fixed-Term Subordinated Loan	12.0	-	-	38.5
Others	-	-	-	-
Lower Tier II	292.4	268.5	330.0	314.3
Tier II	556.6	559.0	473.2	508.8
Tier III	-	-	-	-
Deductible Items	1.0	1.0	1.0	0.8
Total Capital	1,368.2	1,281.5	1,283.0	1,221.1
				(in billions of Yen)
Total risk-adjusted assets	11,701.5	11,816.4	11,700.0	11,496.5
On-balance-sheet items	9,974.1	10,303.4	10,000.0	10,440.5
Off-balance-sheet items	1,661.8	1,446.5	1,600.0	993.7
Market Risk Equivalent (Note 7)	65.5	66.4	100.0	62.2
				(%)
BIS Capital Adequacy Ratio (consolidated)	11.69	10.84	10.96	10.62
Tier I Ratio	6.94	6.12	6.92	6.20

(Note 1) Amount included in capital from 100 billion public funds in the form of preferred stock

(Note 2) As a self-serving capital enforcement method, preferred securities totaling 83 billion yen was issued in Mar. 1999, by a subsidiary in Cayman Islands.

(Note 3) 100 billion yen perpetual subordinated unsecured bonds issued in March 1998 as public funds are included for Mar. 2001 and Mar. 2002. The bonds were redeemed on the call date in March 2003.

(Note 4) 45% of revaluation gain on land is included in Tier II.

(Note 5) Mandatory exchangeable subordinated notes issued in June 1997.

(Note 6) 100 billion yen fixed-term subordinated bonds issued in March 1999 as public funds are included.

(Note 7) Amount of market risk equivalent /0.08 (8%)

BIS Capital Adequacy Ratio
(Consolidated basis)

(in billions of Yen)

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Capital	281.8	284.0	286.9	287.0
Common Stocks	231.8	234.0	236.9	237.0
Preferred Stock (non-cumulative) (Note 1)	50.0	50.0	50.0	50.0
Preferred Securities (Note 2)	83.0	83.0	83.0	83.0
Capital Surplus	237.4	237.4	240.4	240.4
Net Unrealized Gain/Loss of Aveilable-for-Sale Securities, Net of Tax	-	-57.0	0.0	11.2
Treasury Stock	-	-	-4.2	-4.3
Foreign Currency Translation Adjustment	-6.3	-1.4	-6.3	-3.7
Retained Earnings	227.7	188.0	216.5	115.1
Others	-	-	-	-
Tier I	823.6	734.1	816.3	706.1
(Tax Effect Amount)	(204.4)	(250.3)	(228.9)	(279.4)
Preferred Stock (cumulative)	-	-	-	-
Preferred Securities	-	-	-	-
Perpetual Subordinated Bonds (Note 3)	164.5	164.5	64.5	29.5
Perpetual Subordinated Loans	-	35.0	-	75.0
Unrealized Gains of Securities(55% discounted)	-	-	0.0	-
Revaluation Surplus on Land (55% discounted) (Note 4)	17.4	4.2	4.2	4.1
General Reserve	79.5	84.0	79.5	88.2
Others (Note 5)	6.1	6.0	-	0.0
Upper Tier II	267.6	293.8	148.2	197.0
Fixed-Term Subordinated Debt (Note 6)	280.4	268.5	330.0	275.8
Fixed-Term Subordinated Loan	12.0	-	-	38.5
Others	-	-	-	-
Lower Tier II	292.4	268.5	330.0	314.3
Tier II	560.0	562.4	478.2	511.3
Tier III	-	-	-	-
Deductible Items	2.4	2.9	2.4	3.5
Total Capital	1,381.2	1,293.6	1,292.1	1,213.9

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Total risk-adjusted assets	12,098.2	11,908.0	12,000.0	11,580.8
On-balance-sheet items	10,279.1	10,364.4	10,200.0	10,474.8
Off-balance-sheet items	1,749.0	1,475.0	1,700.0	1,042.6
Others (Note 7)	70.0	68.5	100.0	63.3

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
BIS Capital Adequacy Ratio (consolidated)	11.41	10.86	10.76	10.48
Tier I Ratio	6.80	6.16	6.80	6.09

*(Notes 1 to 7): See Notes in non-consolidated basis for explanation.

Breakdown of Net Business Profits Before Credit Costs (Note 1)

(Non-Consolidated basis)

(in billions of Yen)

	Mar. 2002 Actual (Note 2)	Mar. 2003 Actual
Retail Financial Services	61.3	3.6
Wholesale Financial Services		66.2
Treasury and Financial Products Group	57.6	64.0
Fiduciary Services Group	22.1	18.9
Pension Asset Management	14.7	15.8
Securities Processing Services	0.9	0.6
Stock Transfer Agency	6.5	2.6
Real Estate Group	9.2	6.1
Total (Net Business Profit Before Credit Costs)	150.2	158.8

(Consolidated basis) (Note 3)

(in billions of Yen)

	Mar. 2002 Actual (Note 2)	Mar. 2003 Actual
Retail Financial Services	62.8	4.4
Wholesale Financial Services		66.7
Treasury and Financial Products Group	57.6	64.0
Fiduciary Services Group	28.8	22.3
Pension Asset Management	14.4	15.8
Securities Processing Services	7.8	2.7
Stock Transfer Agency	6.5	3.8
Real Estate Group	9.5	6.2
Total (Net Business Profit Before Credit Costs)	158.7	163.5

(Note 1) "Business Group" management system was introduced in April 2000.

(Note 2) The Bank reclassified its Consumer and Corporate Customer Group and Global Credit Investment Group into Wholesale Financial Services Group and Retail Financial Services Group on April 2002. The figures for those two groups as of Mar. 2002 are aggregated.

(Note 3) Figures on the internal managerial accounting basis are used in "Consolidated basis" Table, and differ from those used for the financial accounting purpose.

Restructuring Plan

(Number of executives and regular employees)

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Number of Directors and Auditors	18	18	18	18
Directors (of which part-time)	13(0)	13(0)	13(0)	13(0)
Auditors (of which part-time)	5(2)	5(2)	5(2)	5(2)
Number of Employees (Note 1)	5,202	5,154	5,100	4,991

(Note 1) The figure includes clerical staff and staff dispatched to other companies, but excludes part-timers.

Number of Branches and Subsidiaries

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Number of Domestic Branches (Note 1)	54	53	51	51
Number of Overseas Branches (Note 2)	4	3	4	3
Number of Overseas Subsidiaries	4	3	3	3

(Note 1) The figure excludes satellite offices.

(Note 2) The figure excludes representative offices.

Personnel Expenses

		Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Personnel Expenses	(in millions of Yen)	52,457	49,289	48,000	47,401
of which remuneration	(in millions of Yen)	31,043	29,959	29,500	28,001
Average Monthly Salary of employees	*(in thousands of Yen)*	423	416	416	415

(Note 1) Average age of employees is 39.1 years old as of Mar, 2003.

Salary and Bonus for Directors (in millions of Yen)

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Salary and Bonus for Directors	368	378	385	356
Salary	368	374	385	349
Bonus	0	4	0	7
Average Salary and Bonus for Directors	22	22	22	22
Average Retirement Allowance for Directors	35	19	50	28

Non-Personnel Expenses (in millions of Yen)

	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection	Mar. 2003 Actual
Non-Personnel Expenses	68,240	66,870	69,800	63,905
IT Expenses (Note 1)	13,424	14,954	16,500	14,834
Excluding IT Expenses	54,816	51,916	53,300	49,071

(Note 1) Including leasing fees

Subsidiaries and Affiliates (Note 1)

(in billions of Yen or Million USD for STB Delaware Funding Trust I)

Company Names	Established	Primary Business	Total Assets	Debts		Shareholders' Equity		Net Operating Income	Net Income	Subsidiary or Affiliate
					Debts from the Bank		The capital from the			
The Sumishin Shinko Co., Ltd.	June, 1948	Property Maintenance	12.7	5.8	5.5	2.3	0.0	0.1	0.0	Subsidiary
Sumishin Card Co., Ltd.	June, 1983	Credit Cards	23.9	4.1	2.6	1.8	0.0	0.1	0.0	Subsidiary
Sumishin Realty Co., Ltd.	January, 1986	Residential Brokerage	4.3	0.9	0.9	2.2	0.0	0.2	0.1	Subsidiary
Japan TA Solution Ltd.	July, 1998	Data Processing	26.2	22.5	22.5	3.1	3.2	-0.8	-0.8	Subsidiary
STB Delaware Funding Trust I *1(in millions of $)	May, 1998	Finance Services	11.4	0.0	0.0	-0.5	0.4	-0.0	-0.0	Subsidiary
STB Leasing Co., Ltd.	July, 1985	General Leasing	397.3	321.3	100.4	10.6	0.1	3.0	2.3	Affiliate
Japan Trustee Information Systems Ltd.	November, 1988	Information Technology	33.1	32.0	11.6	0.4	0.0	0.1	0.1	Affiliate
BUSINEXT CORPORATION *2	January, 2001	Finance Services	15.5	14.7	14.7	0.6	1.6	-0.5	-0.6	Affiliate

(Note 1) The subsidiaries/ affiliates to which the Bank had more than 100 million yen of exposure as of March 2003 are listed up here.

*1 The company was established as asset backed SPC. Further funding utilizing this company is not planned, and the company will downsize its business. Capital deficits of the company are fully cash reserved by the Bank.

*2 Financial services focusing on SOHO (Small office, Home office) market which has not been covered by usual banking business.

Change in Loan Amount

(in billions of Yen)

		Mar. 2002 Actual (A)	Mar. 2003 Projection (B)	Mar. 2003 Actual (C)
Domestic Loans	including Impact Loans	10,139.4	10,139.4	10,127.8
	excluding Impact Loans	10,031.9	10,031.9	10,025.4
Loans to small to mid-sized corporations	including Impact Loans	3,322.5	3,323.5	3,179.2
	excluding Impact Loans	3,262.9	3,263.9	3,102.1
Loans with Guarantees by Credit Guarantee Corporations		0.0	0.0	0.0
Loans to individual customers		1,195.2	1,268.2	1,218.9
residential mortgage loans		749.0	803.9	788.3
Others		5,621.8	5,547.7	5,729.6
Overseas Loans		658.4	632.4	584.2
Total		10,797.8	10,771.8	10,712.0

(Changes - excluding impacts of the factors mentioned in the table at the bottom)

(in billions of Yen)

		Mar. 2003 Projection (B)-(A)+(D)	Mar. 2003 Actual (C)-(A)+(E)
Domestic Loans	including Impact Loans	-	113.2
	excluding Impact Loans	-	118.2
Loans to small to mid-sized corporations	including Impact Loans	1.0	38.4
	excluding Impact Loans	1.0	20.9

(Factors that affected the figures on "Changes" Table)

(in billions of Yen)

	FY2002 Projection (D)		FY2002 Actual (E)	
Net Losses from Direct Write-Offs	0.0	(0.0)	25.1	(3.4)
Losses on Sale of Loans to CCPC	0.0	(0.0)	1.6	(1.6)
Securitization	0.0	(0.0)	-89.8	(44.0)
Partial Direct Write-Offs	0.0	(0.0)	53.0	(41.4)
Losses on Sale of Loans to RCC	0.0	(0.0)	0.7	(0.7)
Losses on Sale of Loans in Bulk	0.0	(0.0)	83.3	(82.1)
Others	0.0	(0.0)	51.0	(8.6)
Total	0.0	(0.0)	124.8	(181.7)

Figures in parentheses denote the amount of loans to small to mid-sized corporations.

Change in Loan Amount

(in billions of Yen)

		Mar. 2003 Actual (A)	Mar. 2004 Projection (B)
Domestic Loans	including Impact Loans	10,127.8	10,102.2
	excluding Impact Loans	10,025.4	9,999.8
Loans to small to mid-sized corporations	including Impact Loans		
	excluding Impact Loans		
Loans with Guarantees by Credit Guarantee Corporations		0.0	0.0
Loans to individual customers		1,218.9	1,243.3
residential mortgage loans		788.3	860.6
Others		5,729.6	5,749.6
Overseas Loans		584.2	559.8
Total		10,712.0	10,662.0

(Changes - excluding impacts of the factors mentioned in the table at the bottom)

(in billions of Yen)

		Mar. 2003 Actual (Note)	Mar. 2004 Projection (B)-(A)+C)
Domestic Loans	including Impact Loans	113.2	-25.6
	excluding Impact Loans	118.2	-25.6
Loans to small to mid-sized corporations	including Impact Loans	38.4	1.0
	excluding Impact Loans	20.9	1.0

Note (Factors that affected the figures on "Changes" Table)

(in billions of Yen)

	1FY 2003 Projection (C)
Net Losses from Direct Write-Offs	
Partial Direct Write-Offs	
Losses on Sale of Loans to CCPC	
Losses on Sale of Loans to RCC	
Losses on Sale of Loans to other parties	
Others	
Outright Sale	
Total	

Classified Assets under Financial Reconstruction Law ("FRL")

Banking Account

(in billions of Yen)

	Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated)	Mar. 2003 Actual (Non-Consolidated)	Mar. 2003 Actual (Consolidated)
Bankrupt/ Practically Bankrupt (A)	34.0	37.0	22.0	24.9
Doubtful (B) (Kiken-Saiken)	376.5	390.5	159.8	168.7
Substandard (C) (Yo-Kanri-Saiken)	148.5	153.6	156.6	157.0
Total of (A) + (B) + (C)	559.1	581.1	338.4	350.7
Ordinary Assets (Seijo-Saiken)	8,878.7	9,052.4	9,284.7	9,973.8
Total	9,437.8	9,633.5	9,623.1	10,324.5

Balances of Provisions for Possible Loan Losses

(in billions of Yen)

	Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated)	Mar. 2003 Actual (Non-Consolidated)	Mar. 2003 Actual (Consolidated)
General Reserve	82.3	84.0	87.5	88.2
Specific Loan Loss Reserve	133.4	136.2	47.6	49.9
Reserve for loans to restructuring countries	1.2	1.2	0.9	0.9
<Total of reserve for possible loan losses>	217.0	221.5	136.0	139.0
Reserve for possible losses on Loans Sold	0.2	0.2	-	-
Reserve for supporting specific borrowers	-	-	-	-
< Total >	217.3	221.8	136.0	139.0

*Total amount of classified loans (A + B + C) on a non-consolidated basis decreased by 220.7 billion yen to 338.4 billion yen, compared with March 2002.
Loans classified doubtful or worse decreased by 228.8 billion yen due to write-off and outright sales.
*Coverage ratios for Bankrupt/Practically Bankrupt loans and Doubtful loans (ratios of the portions covered by collateral/guarantee, or reserves) are 100% and 86%, respectively. The coverage ratio for Substandard loans equals 75%, with 50% reserve ratio for the uncovered portion.

Trust Account

(in billions of Yen)

	Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated) (Note 1)	Mar. 2003 Actual (Non-Consolidated)	Mar. 2003 Actual (Consolidated) (Note 1)
Bankrupt/ Practically Bankrupt (A)	13.2	13.2	7.1	7.1
Doubtful (B) (Kiken-Saiken)	47.9	47.9	16.9	16.9
Substandard (C) (Yo-Kanri-Saiken)	68.9	68.9	39.9	39.9
Total of (A) + (B) + (C)	130.0	130.0	63.8	63.8
Ordinary Assets (Seijo-Saiken)	1,749.1	1,749.1	1,480.1	1,480.1
Total	1,879.1	1,879.1	1,544.0	1,544.0

Balances of Special Reserve

(in billions of Yen)

	Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated) (Note 1)	Mar. 2003 Actual (Non-Consolidated)	Mar. 2003 Actual (Consolidated) (Note 1)
Loan Trust	18.6	18.6	12.0	12.0
Jointly-operated Money Trust	0.7	0.7	0.8	0.8
< Total >	19.3	19.3	12.8	12.8

(Note 1) None of Sumitomo Trust's subsidiaries hold Trust accounts.

(Changes)

*Total amount of classified loans (A + B + C) on a non-consolidated basis decreased by 66.1 billion yen to 63.8 billion yen, compared with March 2002.
Loans classified doubtful or worse decreased by 37.1 billion yen due to final disposition, such as write-off and outright sales.

*Coverage ratios for Bankrupt/Practically Bankrupt loans, Doubtful loans, and Substandard loans (ratios of the portions covered by collateral/guarantee, or reserves) are 100%, 75% and 54% respectively.
Coverage ratio for total problem loans is 65% and it reaches to 85% when Reserve for Possible Impairment of Principal (for Loan Trust and Jointly-Operated Money Trust) is counted.

Coverage Ratios of Loans Classified under FRL

Banking Account

	Mar. 2002	Mar. 2003
Bankrupt/Practically Bankrupt	100%	100%
Doubtful	83%	86%
Substandard	67%	75%
Total Classified Loans under FRL	80%	82%

Trust Account

	Mar. 2002	Mar. 2003
Bankrupt/Practically Bankrupt	98%	100%
Doubtful	69%	75%
Substandard	59%	54%
Total Classified Loans under FRL	67%	65%

Banking + Trust Accounts

	Mar. 2002	Mar. 2003
Bankrupt/Practically Bankrupt	99%	100%
Doubtful	82%	85%
Substandard	64%	71%
Total Classified Loans under FRL	77%	79%

* Reserves include Specific Reserve and General Reserve for loans classified under FRL.

Information on Risk-Managed Loans

(in billions of Yen, %)

		Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated)	Mar. 2003 Actual (Non-Consolidated)	Mar. 2003 Actual (Consolidated)
Loans in Bankruptcy Proceedings	Banking A/C	13.1	13.4	14.6	14.9
	Trust A/C	6.4	6.4	5.8	5.8
Other Delinquent Loans	Banking A/C	392.7	394.5	164.4	166.1
	Trust A/C	54.5	54.5	18.0	18.0
Loans More than 3 months Past Due	Banking A/C	2.5	4.9	1.1	1.6
	Trust A/C	0.5	0.5	1.5	1.5
Restructured Loans	Banking A/C	145.9	146.0	155.4	155.4
	Trust A/C	68.4	68.4	38.3	38.3
- Interest Rate Reduction	Banking A/C	24.4	24.4	28.7	28.7
	Trust A/C	34.1	34.1	3.1	3.1
- Interest Payment Rescheduled	Banking A/C	-	-	-	-
	Trust A/C	-	-	-	-
- Loans to Financially Supported Borrowers	Banking A/C	46.1	46.1	62.5	62.5
	Trust A/C	17.5	17.5	22.5	22.5
- Principal Payment Rescheduled	Banking A/C	75.4	75.4	64.1	64.1
	Trust A/C	16.7	16.7	12.7	12.7
- Others	Banking A/C	-	-	-	-
	Trust A/C	-	-	-	-
Total	Banking A/C	554.3	558.9	335.7	338.1
	Trust A/C	129.9	129.9	63.8	63.8
Partial Direct Write-Off		277.0	281.8	151.6	157.4
Percentage of Risk-Managed Loans (Banking A/C)		6.22	6.26	3.66	3.70
Percentage of Risk-Managed Loans (Trust A/C)		6.92	6.92	4.13	4.13

Breakdown of Credit Costs

(Non-Consolidated basis) (in billion of Yen)

	Mar. 2002 Actual	Mar. 2003 Actual
Expenses Relating to Problem Loans (A)	99.1	80.7
Banking A/C	75.2	60.4
Net Transfer to Specific Loan Loss Reserves	48.5	3.0
Claims Written-Off, etc. (C)	28.6	57.7
Claims Written-Off	31.5	40.3
Losses on Sale of Loans to CCPC	0.3	-
Losses on Sale of Loans to RCC	-	0.3
Other Losses on Sale of Loans	-3.2	17.0
Losses on Debt Forgiveness	-	-
Net Transfer to Reserve for Losses on Investment Securities	-0.1	-0.0
Net Transfer to Reserves for Financial Assistance to Specific Borrowers	-	-
Net Transfer to Reserves for Loans to Restructuring Countries	-1.8	-0.2
Trust A/C	23.9	20.3
Claims Written-Off	22.8	17.5
Losses on Sale of Loans to CCPC	1.6	1.6
Losses on Sale of Loans to RCC	-	-
Other Losses on Sale of Loans	-0.5	1.1
Net Transfer to General Reserve (B)	6.2	5.1
Total Credit Costs (A) + (B)	105.4	85.9

<Reference>

Direct Write-Offs by appropriation of reserves (D)	46.4	88.7

(C) + (D)	75.1	146.5

(Consolidated basis) (in billions of Yen)

	Mar. 2002 Actual	Mar. 2003 Actual
Expenses Relating to Problem Loans (A)	104.6	82.8
Banking A/C	80.6	62.5
Net Transfer to Specific Loan Loss Reserves	53.3	4.7
Claims Written-Off, etc. (C)	29.3	58.0
Claims Written-Off	31.8	40.6
Losses on Sale of Loans to CCPC	0.3	-
Losses on Sale of Loans to RCC	-	0.3
Other Losses on Sale of Loans	-2.8	17.0
Losses on Debt Forgiveness	-	-
Net Transfer to Reserve for Losses on Investment Securities	-0.1	-0.0
Net Transfer to Reserves for Financial Assistance to Specific Borrowers	-	-
Net Transfer to Reserves for Loans to Restructuring Countries	-1.8	-0.2
Trust A/C	23.9	20.3
Claims Written-Off	22.8	17.5
Losses on Sale of Loans to CCPC	1.6	1.6
Losses on Sale of Loans to RCC	-	-
Other Losses on Sale of Loans	-0.5	1.1
Net Transfer to General Reserve (B)	5.3	5.0
Total Credit Costs (A) + (B)	110.0	87.8

<Reference>

Direct Write-Offs by appropriation of reserves (D)	50.1	90.1

(C) + (D)	79.5	148.1

Bankruptcies during FHY2002

(in billions of Yen)

Internal Rating	Internal Ratings 1 year before Bankruptcies		Internal Ratings 6 month before Bankruptcies	
	Number of Bankruptcies	Amount	Number of Bankruptcies	Amount
1	-	-	-	-
2	-	-	-	-
3	-	-	-	-
4	-	-	-	-
5	-	-	-	-
6	10	4.1	8	2.6
7	1	0.2	2	1.5
8	6	6.4	6	5.8
9	9	42.0	7	38.7
10	7	161.7	10	165.8
Total	33	214.5	33	214.5

(For reference) Assets classified under the financial reconstruction l

(in billions of yen)

	Mar. 2003 Actual
Loans in bankrupt and practically bankrupt	29.0
Doubtful loans	176.7
Substandard loans	196.5
Ordinary assets	10,764.8
Total loan balance	11,167.0

Summary of Unrealized Gains/Losses
Mar. 2003 (Non-consolidated)

Securities

(in billions of Yen)

		Book Value	Net Unrealized Gains/Losses		
				Unrealized Gains	Unrealized Losses
Held-to-Maturity	Bonds	-			
	Stocks	-			
	Others	-			
	Total	-			
Subsidiaries/Affiliates	Bonds	-			
	Stocks	24.3			
	Others	23.1			
	Total				
Others (Note 1)	Bonds	1,103.3	8.4	8.5	0.0
	Stocks	580.1	-63.6	35.3	99.0
	Others	1,762.8	35.4	47.1	11.7
	Total	-	-	-	-

(Note 1) Most part of securities categorized in "Others" are US treasuries and German Bunds. Figures in the table are translated in Japanese Yen.

Others

(in billions of Yen)

	Book Value	Market Value	Net Unrealized Gains/Losses		
				Unrealized Gains	Unrealized Losses
Real Estate For Sale	41.2	32.0	-9.1	0.2	9.4
Other Real Estate	-	-	-	-	-
Deferred Loss Assets for Hedge-purpose Derivatives	36.0	-36.0	-36.0	378.4	414.4

Financial Derivatives Reflected upon the Statement of Income

(in billions of Yen)

Interest Related Transactions		4.4
	Interest Swaps	1.7
Stock Related Transactions		0.0
Bond Related Transactions		-0.2
Currency Related Transactions		3.2
Credit Derivative Transactions		-0.1
Total		7.3

Summary of Unrealized Gains/Losses
Mar. 2003 (Consolidated)

Securities

(in billions of Yen)

		Book Value	Net Unrealized Gains/Losses		
				Unrealized Gains	Unrealized Losses
Held-to-Maturity	Bonds	-	-	-	-
	Stocks	-	-	-	-
	Others	18.0	0.6	0.9	0.3
	Total	18.0	0.6	0.9	0.3
Subsidiaries/Affiliates	Bonds	-			
	Stocks	20.2			
	Others	-			
	Total	20.2			
Others (Note 1)	Bonds	1,103.6	8.4	8.5	0.0
	Stocks	580.8	-63.6	35.4	99.0
	Others	1,761.2	35.5	47.4	11.9
	Total	3,445.7	-19.6	91.4	111.0

(Note 1) Most part of securities categorized in "Others" are US treasuries and German Bunds. Figures in the table are translated in Japanese Yen.

Others

(in billions of Yen)

	Book Value	Market Value	Net Unrealized Gains/Losses		
				Unrealized Gains	Unrealized Losses
Real Estate For Sale	41.2	32.0	-9.1	0.2	9.4
Other Real Estate	6.9	8.3	1.3	2.8	1.4
Deferred Loss Assets for Hedge-purpose Derivatives	36.4	-36.4	-36.4	378.4	414.8

Financial Derivatives Reflected upon the Statement of Income

(in billions of Yen)

Interest Related Transactions		4.4
	Interest Swaps	1.7
Stock Related Transactions		0.0
Bond Related Transactions		-0.2
Currency Related Transactions		3.2
Credit Derivative Transactions		-0.1
Total		7.2

Summary of Derivative Transactions

(in billions of Yen)

	Contract Value		Credit Risk Equivalent	
	Mar. 2002	Mar. 2003	Mar. 2002	Mar. 2003
Futures	61,196.7	40,650.0	-	-
Interest Swaps	21,342.2	19,456.6	428.3	596.7
Cross Currency Swaps	566.1	639.7	24.0	25.4
Forward Foreign Exchange	5,099.6	4,487.5	141.0	83.9
Interest Options Purchased	2,254.1	2,011.6	6.3	4.7
Currency Options Purchased	60.9	71.9	2.0	2.3
Other Derivatives	2,145.7	4,036.6	-	23.1
Effect on Netting Agreement	-	-	-335.3	-463.4
Total	92,665.6	71,354.1	266.5	272.9

Credit Risk
Mar. 2003 (Consolidated)

(in billions of Yen)

	Customers with Credit Rating BBB/Baa or above	Customers with Credit Rating BB/Ba or below	Others (Note 1)	Total
Credit Risk Equivalent	243.4	16.8	12.8	272.9
Credit Cost	0.4	0.3	0.2	0.9
Amount of Credit Risk	2.9	0.7	0.5	4.2

(Note 1) Including transaction with individual customers (foreign currency time deposits), and impact-loans to non-rated customers.